EXHIBIT 99.3

CREAM MINERALS LTD.
890-789 West Pender Street
Vancouver, B.C.  V6C 1H1
www.creamminerals.com

July 22, 2013	TSX Venture Exchange Symbol: CMA U.S. 20-F Registration: 000-29870 OTC BB: CRMXF Frankfurt Stock Exchange: DFL

Cream Minerals Announces Proposed Sale of the Nuevo Milenio
Silver-Gold Property

Vancouver, BC – July 22, 2013 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) wishes to announce that the Company has entered into a letter of intent for the sale of the Company's Nuevo Milenio Silver-Gold Property to a British Columbia numbered company (the “Purchaser”) controlled by a consortium group which includes shareholders of Cream for consideration of $600,000 (the “Transaction”).  The Transaction will take the form of a sale of all of the outstanding shares of the Company’s wholly-owned subsidiary, Cream Minerals de Mexico S.A. de C.V., which owns 100% of the 2,612.5 ha Nuevo Milenio Silver-Gold Property located in Nayarit State, Mexico. The Transaction is subject to the execution of a definitive agreement, as well as disinterested shareholder approval and the approval of the TSX Venture Exchange.

“We have engaged in an exhaustive and thorough canvassing of the market for potential buyers or joint venture partners for Nuevo Milenio since initiating our strategic review process in July 2012. Having engaged in discussions with numerous companies and given the context of the extremely challenging  market conditions and financing environment for the entire junior mining sector, I believe the sale of Nuevo Milenio at this time is the only reasonable way for Cream to continue as a going concern, with immediate liquidity to allow us to move ahead and explore additional opportunities to rebuild shareholder value”, stated Michael O’Connor, President and Chief Executive Officer of Cream.

The Transaction requires shareholder approval in accordance with corporate law.  Additionally, the Transaction is considered a “related party transaction” within the meaning of applicable securities laws as the Chief Executive Officer and Director of the Purchaser is Ronald Lang, who is a standing director of Cream.  As a result, the Transaction must be approved by a disinterested majority of the Company’s shareholders at a shareholders meeting duly called for the purpose of considering the Transaction. The Transaction is exempt from the formal valuation requirement of Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions as the Company is not listed on certain specified stock exchanges.

The Company anticipates concluding a definitive agreement and calling a shareholders meeting to consider the Transaction within the next several weeks. Should a definitive agreement be concluded further details of the Transaction will be made available as well as the required shareholder meeting.

About Cream

Cream Minerals is a mineral exploration company. To learn more about Cream Minerals please click here www.creamminerals.com

For further information, please contact:

Christopher Hebb, LLB, Chairman

Michael E. O’Connor
President & CEO

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws.  Forward-looking information is generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “could”, “estimates”, “expects”, “forecasts”, “projects” and similar expressions, and the negative of such expressions.  Forward-looking information in this news release include statements about the potential sale of the Nuevo Milenio property and the Company's future plans, objectives and business strategy.

In connection with the forward-looking information contained in this news release, the Company has made numerous assumptions, regarding, among other things, the assumption that the Company and Purchaser will execute a definitive agreement for the sale of the Nuevo Milenio property; the Transaction will receive required shareholder and regulatory approvals; and the assumption the Company will continue as a going concern and will continue to be able to access the capital required to advance its projects and continue operations.  While the Company considers these assumptions to be reasonable, these assumptions are inherently subject to significant uncertainties and contingencies.  Additionally, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained herein.  Known risk factors include, among others: the possibility that the sale of the Nuevo Milenio property may not occur on the terms and within the timeframe currently anticipated, or at all; the Transaction may not receive required shareholder and/or regulatory approvals; the possibility that no other strategic alternatives will be available to the Company; and the possibility that the Company may not be able to continue as a going concern in the near term.

A more complete discussion of the risks and uncertainties facing the Company is disclosed in the Company’s continuous disclosure filings with Canadian securities regulatory authorities at www.sedar.com.  All forward-looking information herein is qualified in its entirety by this cautionary statement, and the Company disclaims any obligation to revise or update any such forward-looking information or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, events or developments, except as required by law